ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

June 25, 2018

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant”)

Dear Ms. Browning:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on May 29, 2018 in connection with Post-Effective Amendment No. 89, filed with the Commission on April 12, 2018 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), regarding Pax Global Opportunities Fund (the “Fund”), a new series of the Registrant. The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus.

1. Comment. Please confirm supplementally that the Registrant is aware of the requirements under Rule 472(b) under the Securities Act to file with the Commission marked and unmarked copies of an amendment. In addition to the unmarked copies provided to the Commission, please also submit marked copies of any amendments with the Registrant's next post-effective amendment filing.

Response. The Registrant confirms that it is aware of the requirements under Rule 472(b) of the Securities Act. The Registrant respectfully submits that, with the advent of the EDGAR system, the requirement under Rule 472(b) to submit "eight additional copies of such amendment at least five of which shall be marked to indicate clearly and precisely, by underlying or in some other appropriate manner, the changes effected in the registration statement by the amendment" is met through the submission of R-tag files that accompany the Registrant's filing. Rule 309 of Regulation S-T states that a document filed electronically on EDGAR, submitted in the manner prescribed by the EDGAR manual, "shall satisfy any requirement that more than one copy of such document be filed with or provided to" the Staff. Rule 310 states that "provisions requiring the marking of changed materials are satisfied by" R-tagging each paragraph containing changed materials. Nonetheless, to facilitate the Staff's review, the Registrant will seek to provide supplementally to the Staff marked copies of future Rule 485(a) filings, including any such filings in connection with the launch of a new series of the Registrant.

2. Comment. The Staff notes that it recently provided comments to the Registrant in connection with the annual update to its registration statement. To the extent that any comments previously provided apply to the Fund’s disclosure, please make conforming revisions.

Response. The Registrant has reviewed the Staff’s prior comments in connection with the annual update to its registration statement and made conforming revisions to the Fund’s disclosure, as applicable.

3. Comment. Please consider moving the following underlined portion of the Fund’s investment objective elsewhere in the prospectus as it reads more like principal investment strategy disclosure: “The Global Opportunities Fund’s investment objective is to seek long term growth of capital by investing in companies benefiting from the transition to a more sustainable global economy.”

Response. The Registrant respectfully submits that the underlined text is intended to be a part of the Fund’s investment objective. Accordingly, the Registrant declines to make the requested change.

4. Comment. Please explain supplementally the components of the Other Expenses line item for each share class of the Fund in the Annual Fund Operating Expenses table.

Response. The Other Expenses line item for each share class of the Fund is composed of audit, legal, custody, independent trustee, compliance, transfer agent and other estimated ordinary expenses, including expenses related to the launch of a new fund.

5. Comment. Please confirm supplementally that acquired fund fees and expenses (“AFFE”) are not expected to exceed 1 basis point. If AFFE are expected to exceed 1 basis point, please include AFFE as a separate line item to the Annual Fund Operating Expenses table, as required by Instruction 3(f) to Item 3 of Form N-1A.

Response. The Registrant confirms that AFFE are not expected to exceed 1 basis point.

6. Comment. If the Fund's investment adviser has the ability to recoup expenses that have previously been reimbursed, please disclose the terms of such recoupment.

Response. The Registrant confirms that no reimbursed expenses may be recouped.

7. Comment. Please clarify, in plain English, the meaning of the following underlined phrases in the Fund’s Principal Investment Strategies section: “Under normal market conditions, the Global Opportunities Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies that its Adviser or Sub-Adviser believe will benefit from the transition to a more sustainable global economy – the shift away from a depletive economic model to one where growth delivers improved societal and environmental outcomes.”

Response. The Registrant respectfully submits that the underlined phrases are simply another way of defining sustainability, which is commonly understood as meeting the needs of the present without unduly compromising the ability of future generations to meet their own needs. Put another way, the Fund seeks to invest in companies that the adviser or sub-adviser believe will benefit from the shift to a more sustainable global economy, one that uses resources today in a manner that preserves ecological and societal balance for the benefit of future generations. In response to your comment, however, the Principal Investment Strategies section has been revised, as follows:

“Under normal market conditions, the Global Opportunities Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies that its Adviser or Sub-Adviser believe will benefit from the transition to a more sustainable global economy – the shift away from a depletive ~~economic model~~ economy to one that preserves ecological and societal balance for the benefit of future generations~~where growth delivers improved societal and environmental outcomes~~.

8. Comment. Please consider adding a sentence to the Fund’s Principal Investment Strategies section stating that the Fund may invest in companies of any market capitalization.

Response. The Registrant respectfully notes that the Fund’s Principal Investment Strategies section states as follows: “Additionally, [the Fund] may buy stocks in any sector or industry, and it is not limited to investing in securities of a specific market capitalization.”

9. Comment. Please confirm that all principal investment strategies and principal risks of the Fund are disclosed in the Principal Investment Strategies section and the Principal Risks section, respectively, or, if not, please revise accordingly.

Response. The Registrant confirms its belief that the Fund’s principal investment strategies and principal risks are disclosed in the Principal Investment Strategies section and the Principal Risks section, respectively.

10. Comment. The Fund includes the word “global” in its name and, as such, it must comply with Rule 35d-1. See Investment Company Names, Rel. No. IC-24828, n. 42 (Jan. 17, 2001). Accordingly, please revise the Fund’s 40% test to state, for example, that the Fund will invest primarily in equity securities of companies “organized or located in multiple countries outside the U.S. or doing substantial business in multiple countries outside the U.S.”

Response. In response to your comment, the Fund’s Principal Investment Strategies section has been revised, as follows:

“Under normal market conditions, the Global Opportunities Fund will invest primarily in equity securities (such as common stocks, preferred stocks and securities convertible into common or preferred stocks) of companies located around the world, including at least 40% of its net assets in securities of ~~non-U.S. issuers~~ companies organized or located outside the United States or doing a substantial amount of business outside the United States, including those located in emerging markets. The Fund’s investments may be diversified across multiple countries or geographic regions, or may be focused on a select geographic region, although the Global Opportunities Fund will normally have investments in a minimum of three countries other than the United States.”

11. Comment. Please consider clarifying how the Fund determines whether a market is an “emerging market.”

Response. The Registrant believes that “emerging market” is a commonly used term that describes countries with less mature economies and less developed securities markets than more developed countries. The Registrant further notes that because the Fund is expressly not subject to any limitation on its ability to invest in developed or emerging markets, whether the Fund believes a particular market is or is not an emerging market is of no practical consequence. Accordingly, the Registrant declines to make the requested change.

12. Comment. The Principal Investment Strategies section indicates that the Fund may utilize derivatives. Please identify the derivatives in which the Fund may invest and their related risks.

Response. The Registrant respectfully notes that the About the Fund – Principal Investment Strategies section of the prospectus specifies the types of derivatives in which the Fund may invest and the related risks are further described in the About the Fund – Principal Risks section of the prospectus.

13. Comment. Please clarify whether derivatives may be counted for purposes of the Fund's 80% policy and, if so, please identify the derivatives in which the Fund may invest.

Response. The Registrant confirms that derivatives may be counted for the purpose of compliance with the Fund’s 80% policy. Please see the response to Comment 12 above regarding the types of derivatives in which the Fund may invest.

14. Comment. The Division of Investment Management made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, http://www.sec.gov/divisions/investment/guidance/ ici073010.pdf. Please acknowledge that the Registrant is aware of this letter and considered the Staff’s recommendations therein.

Response. The Registrant has reviewed the derivatives-related disclosure in the Fund’s registration statement and believes that it is consistent with the referenced letter.

15. Comment. The Staff notes that the Fund uses the following to describe the types of derivatives used: “The [Fund] may utilize derivatives, including but not limited to repurchase agreements, foreign currency exchange contracts, options and futures contracts, for hedging and for investment purposes.” Please consider enhancing the underlined disclosure to clarify whether the Fund expects to use derivatives investments for speculative purposes.

Response. The Registrant believes that “for investment purposes” is a commonly used term that describes non-hedging investments in derivatives. Accordingly, the Registrant declines to make the requested change.

16. Comment. The Staff notes that “sustainable” is used, on the one hand, in the context of a “sustainable investing approach,” defined as “investing in forward thinking companies with more sustainable business models” and, on the other hand, in the context of a “sustainable global economy,” defined as “the shift away from a depletive economic model to one where growth delivers improved societal and environmental outcomes.” Please clarify how these two different definitions of “sustainable” work together.

Response. The Registrant believes that, as noted by the Staff, the term “sustainable” is used to both define the Fund’s investing approach and to explain how that approach is integrated into the Fund’s investment strategy. As noted above in response to Comment 7, the Fund’s investment strategy has been revised to clarify that the Fund will seek to invest in companies that the Fund’s adviser or sub-adviser believe will benefit from the transition to a more sustainable global economy, meaning the shift away from a depletive economy to one that preserves ecological and societal balance for the benefit of future generations.

17. Comment. The Staff notes that, in accordance with Item 9(b)(2) of Form N-1A, the Fund describes its process for identifying securities to sell in the About the Fund – Principal Investment Strategies section of the statutory prospectus, as follows: “The Global Opportunities Fund may sell a particular security if any of the original reasons for purchase change materially, in response to adverse market conditions, when a more attractive investment is identified, to meet redemption requests or if a company no longer meets the Adviser’s ESG standards.” Please summarize this disclosure in the Principal Investment Strategies section, in accordance with Item 4(a) of Form N-1A.

Response. The Registrant notes that Item 4(a) of Form N-1A requires the Fund to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies . . . and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Registrant respectfully submits that Item 4(a) does not specifically call for an explanation of how the Fund’s adviser or sub-adviser selects securities for purchase and sale (“Selection Criteria”). The Registrant therefore believes that any Selection Criteria employed by the Fund’s adviser or sub-adviser do not represent a principal investment strategy of the Fund, and declines to make the requested change.

18. Comment. Please clarify whether the Fund intends to take significant positions in a particular sector or industry. Please disclose any such specific sectors or industries in the Principal Investment Strategies section of the prospectus and disclose any related risks in the Principal Risks section of the prospectus.

Response. The Fund does not intend take a significant position in any particular sector or industry.

19. Comment. To the extent that current risk disclosures are written in a generalized manner, please consider revising and tailoring such risk disclosures, as necessary, for the Fund. For example, the Staff notes that Non-U.S. Securities Risk and Derivatives Risk disclosure appears to be written in a generalized manner for the Fund.

Response. The Registrant believes that its current Derivatives Risk disclosure adequately describes the risks of derivatives for the Fund. In response to your comment, the Non-U.S. Securities Risk disclosure in the About the Fund – Principal Risks section of the statutory prospectus has been revised, as follows:

“Non-U.S. Securities Risk Non-U.S. markets can be significantly more volatile than domestic markets, causing the prices of a Fund’s investments to fluctuate significantly, rapidly and unpredictably. Non-U.S. securities may be less liquid than domestic securities; consequently, the Fund may at times be unable to sell non-U.S. securities at desirable times or prices. Brokerage commissions, custodial fees and other fees and expenses associated with securities transactions generally are higher for non-U.S. securities. ~~In the event of a default in connection with certain debt securities issued by foreign governments, the Fund may have very limited recourse, if any. Additionally, foreign governments may impose taxes which would reduce the amount of income and capital gain available to distribute to shareholders.~~ Other risks related to non-U.S. securities include delays in the settlement of transactions; less publicly available information about issuers; different reporting, accounting and auditing standards; the effect of political, social, diplomatic or economic events; seizure, expropriation or nationalization of the issuer or its assets; and the possible imposition of currency exchange controls.

Emerging market securities are likely to have greater exposure to the risks discussed above. Additionally, emerging market countries generally have less mature economies and less developed securities markets with more limited trading activity, are more heavily dependent on international trade and support, have a higher risk of currency devaluation, and may have more volatile inflation rates or longer periods of high inflation than more developed countries. Emerging market countries also are more prone to rapid social, political and economic changes than more developed countries. To the extent ~~a~~the Fund invests substantially in securities of non-U.S. issuers tied economically to a particular country or geographic region, it will be subject to the risks associated with such country or geographic region to a greater extent than a Fund that is more diversified across countries or geographic regions.”

20. Comment. Please clarify whether the Fund intends to invest significantly in specific regions. Please disclose any such regions in the Principal Investment Strategies section of the summary prospectus as well as the associated risks in the Principal Risks section of the summary prospectus. For example, Asian/Pacific Investment Risk is included in the About the Funds – Principal Risks section of the statutory prospectus, but the related strategy and risk are not disclosed in the Principal Investment Strategies section and Principal Risks section of the summary prospectus.

Response. In response to your comment, Asian/Pacific Investment Risk has been removed as a principal risk in the About the Funds – Principal Risks section of the statutory prospectus.

21. Comment. Please confirm that any strategy disclosure in the About the Fund section of the statutory prospectus is summarized in the Principal Investment Strategies section of the summary prospectus, in accordance with Item 4(a) of Form N-1A.

Response. The Registrant notes that the About the Fund – Principal Investment Strategies section of the statutory prospectus includes more comprehensive information about the Fund’s principal investment strategies, and believes that such information is adequately summarized in the Principal Investment Strategies section of the summary prospectus.

22. Comment. Please consider adding New Fund Risk disclosure to the Principal Risks section of the summary prospectus.

Response. The Registrant respectfully submits that it has considered the Staff’s comment and declines to make the requested change.

23. Comment. Please disclose whether the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response. The Registrant confirms that, pursuant to General Instruction C.3.(b), each portfolio manager listed in the Management of the Fund – Portfolio Managers section of the prospectus is jointly and primarily responsible for the management of the Fund. The Registrant believes that the Fund’s disclosure complies with the requirements of Item 5(b) of Form N-1A, which ask for the name, title and length of service of persons primarily responsible for the day-to-day management of the Fund’s portfolio. The Registrant respectfully notes that the instructions to Item 5(b) of Form N-1A do not require a Fund to state that the portfolio managers are “jointly and primarily responsible,” rather, the instructions indicate that information about each person that is jointly and primarily responsible should be disclosed. Accordingly, the Registrant respectfully declines to make the requested change.

24. Comment. Please consider revising or removing the Investment Objective and Strategies header in the About the Fund section of the statutory prospectus as the discussion following such header is not a description of the Fund’s actual investment objective and may be confusing to shareholders.

Response. In response to your comment, the referenced header has been removed.

25. Comment. If the Fund has adopted a policy that specifies the amount of notice provided to a shareholder prior to a change in the Fund’s investment objective, please note supplementally such policy and specify the amount of notice provided (e.g., sixty days).

Response. The Registrant has not adopted a policy that specifies the amount of notice provided to shareholders in advance of a change in the Fund’s investment objective.

26. Comment. Please enhance the Fund’s environmental, social and governance (ESG) strategy disclosure in the Principal Investment Strategies section of the summary prospectus, in accordance with Item 4(a) of Form N-1A.

Response. The Registrant believes that the Fund’s ESG strategy disclosure, as summarized in the Principal Investment Strategies section of the summary prospectus, is adequate and in accordance with Item 4(a) of Form N-1A.

27. Comment. Please confirm that the Registrant has reviewed General Instruction C.3(a) of Form N-1A, which states, in part, as follows: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Please also see the related discussion available in IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (“IM Update 2014-08”).

Response. The Registrant confirms that it has reviewed General Instruction C.3(a) of Form N-1A and IM Update 2014-08.

28. Comment. The Staff notes that Non-U.S. Securities Risk in the About the Fund – Principal Risks section of the statutory prospectus states, in part, as follows: “In the event of a default in connection with certain debt securities issued by foreign governments, the Fund may have very limited recourse, if any. Additionally, foreign governments may impose taxes which would reduce the amount of income and capital gain available to distribute to shareholders.” Please explain supplementally whether this disclosure will form part of a common prospectus or, if the Fund intends to invest in debt instruments, please revise the Fund’s disclosure accordingly.

Response. The Registrant notes that the referenced disclosure will be included in a common prospectus for all of the Pax World Funds. In response to your comment, however, the noted disclosure has been removed.

29. Comment. The Staff notes that the Fund’s investment objective is to “seek long term growth of capital by investing in companies benefiting from the transition to a more sustainable global economy.” The Staff further notes that the Fund’s primary goal, as described in the About the Fund – Sustainable Investing section of the statutory prospectus, is to “produce competitive returns for our investors.” Please reconcile this description with the Fund’s noted investment objective.

Response. The Registrant respectfully submits that the reference to the Fund’s “primary goal” in the statutory prospectus is not intended to restate or otherwise modify the Fund’s investment objective. Instead, the referenced disclosure is intended to clarify that promoting peace, protecting the environment, advancing global equity and fostering sustainable development are secondary to the goal of seeking competitive returns for investors. In response to your comment, however, the referenced disclosure has been revised, as follows:

“The Adviser seeks ~~Our primary goal is~~ to produce competitive returns for Fund~~our~~ investors. By integrating ESG criteria—what we call ‘sustainability’ criteria—into our investment approach, the ~~Pax World Funds~~Adviser ~~also~~ seeks to achieve each Fund’s investment objective and also to promote peace, to protect the environment, to advance global equity and to foster sustainable development. To denote this endeavor, our Funds have adopted the name ‘Pax World.’”

30. Comment. The Staff notes that the Community and Sustainable Development subsection under the About the Fund – Sustainable Investing section of the statutory prospectus states as follows: “The Pax World Funds support investing in communities and promoting sustainable development in the United States and around the globe. The Fund may invest in debt instruments issued by a range of non-corporate entities, including government agencies, states and municipalities, and may invest up to 5% of Fund assets in community development financial institutions that target underserved areas and directly support affordable housing, small businesses, community development and revitalization, health care, education and the environment. Such investments may include investments in micro-credit or micro-finance institutions that advance women’s equality and sustainable development around the globe. Some of these investments may offer a rate of return below the then-prevailing market rate, or may subject the Fund to more credit risk than other types of debt instruments. In addition, some of these investments may be considered below investment grade, unrated or illiquid, and may not be insured by the FDIC, and therefore involve a greater risk of default. We nevertheless believe that such investments can often offer a greater social return through their direct effect on local communities and in fostering sustainable development, and that they therefore can be appropriate investments for Pax World Funds. As part of our global perspective, our Global Citizen Program enables Fund shareholders to support humanitarian relief foster sustainable development and empower women around the world by designating portions of their dividends and/or capital gains for donation to certain nongovernmental organizations.” Please explain supplementally whether this disclosure will form part of a common prospectus or, if the Fund intends to invest in debt instruments, please revise the Fund’s disclosure accordingly.

Response. The Registrant notes that the referenced disclosure will be included in a common prospectus for all of the Pax World Funds. In response to your comment, however, the noted disclosure has been removed.

31. Comment. Please note the Staff’s position that, for purposes of a fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries. Accordingly, please remove the sentence in the section entitled Investments and Special Considerations; Risk Factors – Mortgage-Related and Other Asset-Backed Securities in the Statement of Additional Information that states as follows: “In the case of privately issued mortgage-related securities, each Fund takes the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.”

Response. The requested change has been made.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith